Exhibit 99.3

August 9, 2022

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	Curaleaf Holdings, Inc. – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Curaleaf Holdings, Inc. dated August 9, 2022 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

/s/ PKF O’Connor Davies, LLP
PKF O’Connor Davies, LLP
Woodcliff Lake, New Jersey

PKF O’CONNOR DAVIES, LLP

300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

PKF O’Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.